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                             December 7, 2023

       Jason K. Park
       Chief Financial Officer
       DraftKings Inc.
       222 Berkeley Street, 5th Floor
       Boston, MA 02116

                                                        Re: DraftKings Inc.
                                                            Annual Report on
Form 10-K
                                                            Filed February 17,
2023
                                                            File No. 001-41379

       Dear Jason K. Park:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 10-K filed February 17, 2023

       General

   1. We note your disclosure that DraftKings Marketplace "is a digital collectibles (non-
                                                        fungible token or
NFT   ) ecosystem designed for mainstream accessibility that offers curated initial NFT
drops (   Primary Sales   ). In addition to Primary Sales, owners of NFTs
                                                        on Marketplace can list
their NFTs for sale to other Marketplace customers (   Secondary
                                                        Sales   ). The revenue
that the Company earns from Marketplace is primarily based on a specific percentage of
the gross value of each Primary Sale or Secondary Sale." Your website also indicates
that you are actively engaging in primary sales and facilitating secondary sales of
NFTs. In connection with such activities, please:

                                                              Provide proposed
disclosure that includes a materially complete description of your
                                                            Marketplace,
including identifying the underlying protocol, and the NFTs that are listed and traded
on your Marketplace, and clarify who creates the NTFs; and
                                                              Explain to us how
your Marketplace operates with respect to NFTs and your role in
                                                            it. In this regard,
describe in greater detail the services the Marketplace provides,
 Jason K. Park
DraftKings Inc.
December 7, 2023
Page 2
           both in the creation of the NFTs and the subsequent listing and trading of the NFTs on your platform, and how prices are set in primary and resale transactions.
2. Provide us with your legal analysis that such NFTs sold on your Marketplace are not securities under Section 2(a)(1) of the Securities Act of 1933 and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In responding to this comment, please address your operation of the Marketplace. See Gary
      Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d
      Cir. 1985).
3. Please provide proposed disclosure that includes a description of your internal processes for how you determine, or will determine as you expand your business, whether the NFTs listed and traded on your Marketplace are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court.
      Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court
      disagreeing with the company   s assessment. Finally, please address the
potential
      regulatory risks under the U.S. federal securities laws if such NFTs are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian Fetterolf at 202-551-6613 or Taylor Beech at 202-551-4515 with any questions.



                                                           Sincerely,
FirstName LastNameJason K. Park
                                                           Division of
Corporation Finance
Comapany NameDraftKings Inc.
                                                           Office of Trade &
Services
December 7, 2023 Page 2
cc:       Scott D Miller
FirstName LastName